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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Focus Strategies Merchant Banking, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 S. Mopac Expressway, Building II, Suite 350
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn, LLP
(Name – *if individual, state last, first, middle name*)

8343 Douglass Avenue, Suite 400	Dallas	TX	75225
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, F. Gary Valdez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Focus Strategies Merchant Banking, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARY THERESE KOERWER
Notary ID #131374216
My Commission Expires
December 7, 2021

NOTARY PUBLIC
STATE OF TEXAS

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS STRATEGIES MERCHANT BANKING, LLC

with Report of Independent Registered Public Accounting Firm
Year Ended December 31, 2019
Report Pursuant to Rule 17a-5

FOCUS STRATEGIES MERCHANT BANKING, LLC

December 31, 2019

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Focus Strategies Merchant Banking, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Focus Strategies Merchant Banking, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule of computation of net capital and aggregate indebtedness under Rule 15c3-1 of the SEC (referred to as the "supplemental schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Whitley Penn LLP

Austin, Texas
February 28, 2020

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Financial Condition
December 31, 2019

Assets			
	Cash and cash equivalents	$	558,989
	Accounts receivable		44,549
	Prepaid expenses		1,465
TOTAL ASSETS		**$**	**605,003**
Liabilities and Member's Equity			
	Accounts payable and accrued expenses	$	55,572
	Total liabilities		55,572
Member's Equity			549,431
TOTAL LIABILITIES AND MEMBER'S EQUITY		**$**	**605,003**

See accompanying notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Operations
Year Ended December 31, 2019

Revenues	
Fee income	$ 2,191,502
Other income	3,521
Total Revenues	2,195,023
General and Administrative Expenses	
Salaries, commissions and benefits	1,442,298
Licenses and fees	9,764
Insurance	1,052
Professional fees	71,433
Expense sharing fees paid to related party	736,330
Miscellaneous	31,773
Total General and Administrative Expenses	2,292,650
Net Loss Before Tax	(97,627)
State taxes	7,499
Net Loss	**$ (105,126)**

See accompanying notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2019

		Member's Equity
Balance as of December 31, 2018	$	1,054,557
Member Distribution		(400,000)
Net Loss		(105,126)
Balance at December 31, 2019	$	549,431

See accompanying notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Cash Flows
Year Ended December 31, 2019

Operating Activities		
Net loss	$	(105,126)
Net changes in:		
Accounts receivable		(8)
Prepaid expenses		60,116
Accounts payable and accrued expenses		(74,982)
Net cash used in operating activities		(120,000)
Cash flows from Financing Activities		
Member distribution		(400,000)
Net cash used in financing activities		(400,000)
Decrease in Cash and Cash Equivalents		(520,000)
Cash and Cash Equivalents, Beginning of Year		1,078,989
Cash and Cash Equivalents, End of Year	$	558,989
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for state taxes	$	7,499

See accompanying notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Notes to Financial Statements
December 31, 2019

Note 1: Summary of Significant Accounting Policies

General

Focus Strategies Merchant Banking, LLC (the "Company") is a Limited Liability Corporation owned 100% by one member and organized under the laws of the State of Texas for the purpose of providing investment banking services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under the exemptive provisions of Rule 15c3-3 (k)(2)(i) (the Customer Protection Rule) of the Securities Exchange Act of 1934, and accordingly is exempt from the remaining provisions under the Rule. The Company does not hold customer funds or safe-keep customer securities or engage in the underwriting of securities.

The Company assists clients in the buying and selling of companies and raising capital, both equity and debt.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United State of America ("GAAP"). Financial statements are prepared using the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue from two activities, which include monthly transaction advisory services to assist clients in the buying and selling of companies and raising capital, and success fees related to closing financial transactions, which may include accounts receivable. As of January 1, 2019, the accounts receivable opening balance was $44,541.

Advisory fees originate from the execution of an engagement letter with a client to provide resources to assist the client in preparing information needed in order to raise capital or sell their company. The execution of an engagement letter by a client creates the performance obligation to assist the client by providing transaction advisory services for at least a 30-day period. General activities and tasks included within the Company's promise to provide these monthly services include preparing marketing materials, identifying potential capital providers, obtaining Indications of Interest, completing management meetings with prospective capital providers, obtaining Letters of Intent, and negotiating the transaction. The contracts do not have fixed durations and can be unilaterally terminated by the Company or client with 30 days' notice and without penalty. Advisory fees are billed and recognized monthly as these activities are performed over a period of time. The engagement letter also contains the agreed fixed monthly amount of each non-refundable advisory fee, which in the event of a successful transaction closing, will be credited against the total success fee paid by the client.

Success fees originate from the execution of an engagement letter with a client in order to raise capital or sell their company. The engagement letter defines the formula used to calculate the success fee in the event of a successful transaction closing. The execution of an engagement letter by a client generates the performance obligation to successfully complete the financial transaction, and success fee revenue is not recognized until the transaction closes due to the unforeseeable nature of successfully completing a transaction. Accounts receivable is success fee revenue that are earnouts for performance which are based upon a consulting fee or goodwill agreement. These earnouts are all a part of the transaction price but are not recognized until the client is paid by the buyer or investor as it may not be collectible.

Banker Commissions

Commissions are earned, recognized, recorded and paid at the closing of a successful transaction. The Company has a Banker Compensation Policy that describes this practice, which has been executed and acknowledged by each Banker. These commissions are included in the salaries, commissions and benefits account on the Statement of Operations.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less. At December 31, 2019, the Company had no such investments.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify financial as instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable and accounts payable approximates the carrying amount due to the relatively short maturity of these instruments. The instruments are not held for trading purposes.

Income Tax

The Company is organized as a limited liability company and taxed as a sole proprietorship for federal income tax purposes. As a result, income or losses are taxable or deductible to the member rather than at the Company level; accordingly, no provision has been made for federal income taxes in the accompanying financial statements. In certain instances, the Company is subject to state taxes on income arising in or derived from the state tax jurisdictions in which it operates.

Income tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more likely than not threshold, it is then measured to determine the amount of expense to record in the financial statements. The tax expense recorded would equal the largest amount of expense related to the outcome that is 50% or greater likely to occur. The Company classifies any potential accrued interest recognized on an underpayment of income taxes as interest expense and classifies any statutory penalties recognized on a tax position taken as operating expense. Management of the Company has not taken a tax position that, if challenged, would be expected to have a material effect on the financial statements as of or for the year ended December 31, 2019.

The Company did not incur any penalties or interest related to its state tax returns during the year ended December 31, 2019.

The collection of tax from the Company is only an administrative convenience for the IRS to collect any underpayment of income taxes including interest and penalties. Income taxes on Company income, regardless of who pays the tax or when the tax is paid, is attributed to the members. Any payment made by the Company as a result of an IRS examination will be treated as a distribution from the Company to the members in the financial statements.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, companies with leases are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard became effective for the Company beginning January 1, 2019. A modified retrospective

transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Because facilities are provided through an expense sharing agreement with Focus Strategies, LLC, this has no impact on the Company's financial statements.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by paragraph 15c3-1(a)(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of the greater of 6.667% of aggregate indebtedness or $5,000. (Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if resulting net capital would be less than $5,000.) At December 31, 2019 the Company had net capital, as defined, of $503,417, which exceeds the requirement of $5,000.

Note 3: Related Party Transactions

The Company has an affiliate company, Focus Strategies, LLC, which provides investment banking and consulting services that do not involve the sale of securities, and therefore do not require a broker/dealer. Staff and other expenses are paid by Focus Strategies, LLC, and are shared between the two companies based on an expense sharing arrangement between the companies. For 2019, the Company paid 71.39%, of these expenses as reimbursement to Focus Strategies, LLC. This allocation is reviewed annually and adjusted as needed to accurately allocate the expenses between the companies. The expenses charged to the Company by Focus Strategies, LLC for 2019 were $736,330 of which $19,968 was included in accounts payable at December 31, 2019.

Note 4: Significant Customers

In 2019, four customers each comprised more than 10% of Company revenues as listed below:

- Customer A: 24.58%
- Customer B: 20.61%
- Customer C: 19.39%
- Customer D: 18.59%

As of December 31, 2019, four customers each comprised more than 10% of Company accounts receivable as listed below:

- Customer A: 40.90%
- Customer B: 27.27%
- Customer C: 20.45%
- Customer D: 11.36%

Note 5: Credit Risk

At December 31, 2019, and at various times throughout the year, the Company may have had cash balances in excess of federally insured limits. The Company maintains its operating cash at one financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The company has not experienced any losses related to amounts in excess of FDIC limits.

Note 6: Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provision of (SEC) Rule 15c3-3(k)(2)(i).

Note 7: Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 27, 2020, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

As of December 31, 2019

Schedule I

FOCUS STRATEGIES MERCHANT BANKING, LLC

Computation of Net Capital

(As Defined Within Securities and Exchange Act of 1934 Rule 15c3-1)

As of December 31, 2019

Total Member's Equity from Statement of Financial Condition	$ 549,431
Deductions and/or Charges	
Total non-allowable assets from statement of financial condition	(46,014)
Total Net Capital	$ 503,417
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 55,572
Total aggregate indebtedness	$ 55,572
Computation of basic net capital requirement:	
Minimum net capital required of broker-dealer (6.667% of total aggregate indebtedness)	$ 3,705
Minimum dollar net capital requirement of broker	$ 5,000
Net capital requirement (greater of two above)	$ 5,000
Net capital excess	$ 498,417
Ratio of aggregate indebtedness to net capital	0.11039 to 1

Statement pursuant to SEC Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the corresponding unaudited FOCUS Report, Form X-17A-5, Part II for December 31, 2019 as filed on January 28, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Focus Strategies Merchant Banking, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Focus Strategies Merchant Banking, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Whitley Penn LLP

Austin, Texas
February 28, 2020

Focus Strategies Merchant Banking, LLC Exemption Report

Focus Strategies Merchant Banking, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers.") This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

- The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Focus Strategies Merchant Banking, LLC

I, F. Gary Valdez, swear that, to my best knowledge and belief, this Exemption Report is true and accurate.

By: F. Gary Valdez

Title: President

February 28, 2020

whitleypenn

Austin Office
3600 N. Capital of Texas Hwy.
Bldg. B, Suite 250
Austin, TX 78746
737.931.8200 Main

whitleypenn.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON ANNUAL GENERAL ASSESSMENT RECONCILIATION FORM (FORM SIPC-7)

To the Management and Member of
Focus Strategies Merchant Banking, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Focus Strategies Merchant Banking, LLC (the "Company") and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Whitley Penn LLP

Austin, Texas
February 28, 2020